SUMMARY OF OUTSIDE DIRECTOR COMPENSATION

Effective January 1, 2017, compensation paid to non-employee directors of the Company is as follows:

Cash Compensation

•	An annual cash retainer of $85,000, paid quarterly in advance.
Annual retainers of $132,000 for the Non-Executive Chairman, if any, $30,000 for the Lead Director, if any; $22,500 for the Audit Committee Chair, $20,000 for the HR Committee Chair; and $15,000 for the Governance Committee Chair, each paid quarterly in advance.

•	Annual Committee member retainers of $7,500 for Audit Committee members, $5,000 for HR Committee members; and $5,000 for Governance Committee members, each paid quarterly in advance.

•	A fee of $1,000 for each Executive Committee meeting attended in person or by telephone.

Outside directors may elect to defer their cash compensation under the DENTSPLY International Inc. Directors' Deferred Compensation Plan (as amended).

Equity Compensation

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An annual grant of options to purchase a number of shares of common stock equal in value to $87,500, calculated using the Black-Scholes valuation method. The stock options vest in full one year from the date of grant and have an exercise price equal to the closing price of the Company's common stock on the date of grant. Stock options are exercisable for ten years from the grant date, subject to earlier expiration in the event of termination or retirement.

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An annual grant of restricted stock units (RSUs), the number of which is determined by dividing $87,500 by the closing price of the Company's common stock on the date of grant. The RSUs vest one year from the date of grant and are payable to outside directors in shares of common stock upon vesting unless the director elects to defer settlement of the RSUs to a future date. Outside directors are entitled to receive dividend equivalents on the RSUs in the event the Company pays a regular cash dividend on its common stock.